Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181314

SUBURBAN PROPANE PARTNERS, L.P.

SUPPLEMENT NO. 2, DATED AUGUST 29, 2012

TO THE PROSPECTUS, DATED JULY 31, 2012

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of Suburban Propane Partners, L.P. (“Suburban” or “we”), dated July 31, 2012 (the “Prospectus”), as supplemented by a prospectus supplement on August 20, 2012 (“Supplement No. 1”). This Supplement No. 2 supplements, modifies or supersedes certain information contained in our Prospectus, and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

The section of the Prospectus entitled “Plan of Distribution—Material U.S. federal income tax consequences of the Plan of Distribution” is hereby replaced in its entirety with the information set forth below.

Material U.S. federal income tax consequences of the Plan of Distribution

Receipt of the Common Units

Inergy anticipates that no income or gain will be recognized by Inergy unitholders for U.S. federal income tax purposes solely as a result of the receipt by Inergy unitholders of common units pursuant to this Plan of Distribution.

Distributions by a partnership to its partners generally result in the recognition of income or gain only to the extent cash received (including any cash deemed distributed as a result of the reduction in a partner’s share of partnership debt) exceeds the partner’s basis in its partnership interest. While certain distributions of “marketable securities” are also treated as distributions of cash under Section 731(c) of the Internal Revenue Code (“Code”), Treasury Regulations promulgated under Section 731(c) provide certain exceptions that would exclude certain distributions of marketable securities from such treatment. Inergy believes that the distribution of the common units should qualify under one or more such exceptions.

In certain circumstances, partners that have contributed property to a partnership, or are treated as having contributed property to a partnership, within seven years prior to receiving a property distribution from such partnership may recognize a portion of any deferred gain relating to their prior contributions. However, the amount of any such gain is limited to the amount by which the value of the property distributed from the partnership exceeds the partner’s adjusted basis in its partnership interest. Although the application of these rules to Inergy’s distribution of common units is uncertain, Inergy believes, based upon preliminary estimates, that all unitholders (with the possible exception of the original owners of Inergy Holdings LLC) have basis in their Inergy units equal to or in excess of the current value of the common units received in the distribution. As a result, Inergy does not currently anticipate that any such unitholders will recognize gain as a result of the distribution of the common units even if such rules were applicable. However, unitholders should consult their own tax advisors regarding the application of these rules in light of their own particular circumstances.

Initial Tax Basis and Holding Period in the Common Units

Generally, an Inergy unitholder’s initial tax basis in the common units it receives in the distribution should be the same as Inergy’s adjusted tax basis in such common units immediately prior to the distribution. Inergy’s tax basis in the common units will be derived from the basis of the assets contributed to Suburban by Inergy, the amount of debt to which those assets were subject at the time of contribution and Inergy’s allocable share of Suburban’s debt immediately after such contribution. If, however, Inergy’s adjusted tax basis in the common units distributed to an Inergy unitholder were to exceed such unitholder’s adjusted tax basis in its Inergy units, such Inergy unitholder’s initial tax basis in the common units would be reduced by the excess amount. In addition, as a result of the distribution, an Inergy unitholder’s adjusted tax basis in its Inergy units should be reduced by the amount of the unitholder’s initial tax basis in the common units received in the distribution.

A unitholder’s holding period in the common units received in the distribution should include Inergy’s holding period in the units, which may be determined, in part, by the holding period that Inergy had in the property that it contributed to us in exchange for the common units. Generally, a partner’s holding period in a partnership interest acquired in exchange for its contribution of assets in a non-taxable transaction includes the partner’s holding period in such assets. There are, however, several exceptions to this general rule. For example, a partner’s holding period in a partnership interest acquired in exchange for inventory and receivables begins on the day after such partnership interest was acquired. Under these rules, Inergy should have a divided holding period in the common units. Pursuant to applicable Treasury Regulations, the portion of the common units to which a particular holding period relates should equal the same proportion that the fair market value of the common units received by Inergy in respect of the relevant contributed property (with that particular holding period) bears to the total fair market value of Inergy’s entire interest in us immediately after the transaction in which such property was contributed.

The holding period and basis allocation rules are complex, and you are urged to consult your own tax advisor with regard to those matters.